SLS INTERNATIONAL, INC.
                                 3119 S. Scenic
                              Springfield, MO 65807

June 25, 2004


VIA EDGAR
Securities and Exchange Commission
Washington, D.C.  20549


Re: Amendment to Registration Statement on Form SB-2 for SLS International, Inc.

Dear Mr. Owings:

Pursuant to Rule 477 under the Securities Act of 1933, SLS International, Inc. hereby applies for withdrawal of the Amendment to Registration Statement on Form SB-2, registration number 333-108302, which was filed on June 18, 2004.

We are requesting the withdrawal of this amendment because it was inadvertently tagged as a pre-effective amendment, but it should have been tagged as a post-effective amendment. No securities were sold pursuant to the amendment filed on June 18, 2004.

Thank you for your consideration of this request.

Sincerely yours,

SLS International, Inc.

/s/ John M. Gott
John M. Gott, its President and Chief Executive Officer